FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 1, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 1, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces that exploration partner Anglo American has elected to fund additional exploration on the recently discovered IOCG District in Baja California, Mexico.

Item 5.	Full Description of Material Change

The Issuer announces that exploration partner Anglo American has elected to fund additional exploration on the recently discovered IOCG District in Baja California, Mexico.

In order to earn its 51% interest Anglo American must spend an additional US$1.58 million by July 27, 2007.  The Issuer will continue to be intimately involved in the ongoing exploration efforts in the district.

Initial exploration by the Issuer on behalf of Anglo American successfully intersected significant hypogene copper mineralization associated with intense IOCG alteration at the San Fernando and Picale targets (see material change report dated January 5, 2005 for details).  Highlights of the initial drill test include:

San Fernando:

            05-SF-01 – 18 m @ 0.54% Cu
            05-SF-05 – 31 m @ 0.96% Cu
            05-SF-09 – 45 m @ 0.71% Cu

Picale:

            05-PC-03 – 6.5 m @ 4% Cu & 0.4 g/t Au
            (within which 4.2 m returned 5.5% Cu and 0.56 g/t Au)

The results indicate that this newly discovered district displays all of the key criteria necessary to form a large copper bearing IOCG deposit: All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations). Mineralization remains open at both San Fernando and Picale.

Most recently the Issuer has conducted 3D-Induced Polarization (IP) surveys on the San Fernando, Picale and San Jose targets in addition to approximately 700 metres of additional diamond drilling in six boreholes on the Picale IOCG target.

San Fernando

The 3D IP survey highlights an area of anomalous chargeability coinciding with the recently intersected mineralization and extending to the West, the East and predominantly to the South – South-West towards the El Gato prospect, a distance of approximately one kilometre.  Geologically, this area contains moderate to intense, pervasive, potassic alteration, numerous magnetic veins and veinlets and a large associated copper soil geochemical anomaly.

Picale

The Picale 3D – IP survey successfully maps the shallow dipping, magnetite (± copper) manto mineralization.  The anomaly dips to the North and the West and covers an area of approximately one kilometre square; it remains open.  The Issuer recently completed an additional six diamond drillholes subjacent to borehole 05-PC-03 the results of which will be released in a timely manner.

San Jose

The San Jose prospect is comprised of potassically altered intrusive cross-cut and brecciated by predominantly specular hematite breccias containing abundant copper-oxide.  The 3D IP survey highlighted an area of anomalous chargeability spatially associated with the outcropping IOCG brecciation and extending westward at depth.  Field checking of the approximately one kilometre square anomaly indicates that it is associated with specular hematite veins, stockwork, and incipient brecciation in addition to boxworks after sulphides.

Although the Issuer is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

March 3, 2006